9/28

[redacted]

06017229

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starpharma

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

OCT 04 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34832

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/2/06

File No. 82-34832

starpharma

Starpharma Holdings Limited

ABN 20 078 532 180

ASX Preliminary Final Report – 30 June 2006

Lodged with the ASX under Listing Rule 4.3A

6-30-06
AR/S

Contents

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

STARPHARMA HOLDINGS Ltd
Year ended 30 June 2006
(Previous corresponding period:
Year ended 30 June 2005)

Results for Announcement to the Market

				$
Revenue from ordinary activities *(Appendix 4E item 2.1)*	~~up~~/down	11%	to	**571,837**
Loss from ordinary activities after tax attributable to members *(Appendix 4E item 2.2)*	~~up~~/down	3%	to	**(7,522,789)**
Loss for the period attributable to members *(Appendix 4E item 2.3)*	~~up~~/down	3%	to	**(7,522,789)**

Dividends/distributions *(Appendix 4E items 2.4, 2.5 and 2.6)*	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend — Not Applicable

No dividends have been paid or declared by the entity since the beginning of the current reporting period. No dividends were paid for the previous corresponding period.

Explanation of Revenue
(Appendix 4E item 2.6)

Total revenue of $571,837 (2005: 639,454), consisted of interest revenue of $571,337 (2005: $616,043), and other revenue of $500 (2005: $23,411).

Other income consisted of grant income from United States Government National Institutes of Health ("NIH") and a Commonwealth Government P3 grant.

	Consolidated	
	2006	2005
	$	$
Revenue from continuing operations		
Interest revenue	**571,337**	616,043
Other revenue	**500**	23,411
Total revenue	**571,837**	639,454
Other Income		
Government grants	**6,422,066**	1,409,844
Total other income	**6,422,066**	1,409,844
Total revenue and other income	**6,993,903**	2,049,298

	Consolidated	
	2006	2005
	$	$
Other income from government grants		
USA Government NIH contract	**4,372,797**	-
USA Government NIH grant	**1,495,266**	1,409,844
Australian Government P3 grant	**554,003**	-
	6,422,066	1,409,844

Explanation of Net Profit/(loss)

(Appendix 4E item 2.6)

The consolidated loss of $7,522,789 (2005: 7,747,791) is after fully expensing all research and development expenditure and patenting costs. Although there was a significant increase in R&D expenditure compared with the previous corresponding period, this was offset by increased grant and contract funding from the US National Institutes of Health.

STARPHARMA HOLDINGS Ltd
Preliminary consolidated income statement
For the year ended 30 June 2006

	Consolidated	
	2006	2005
	$	$
Revenue from continuing operations	**571,837**	639,454
Other income	**6,422,066**	1,409,844
Administration expense	**(3,238,333)**	(3,274,437)
Research and development expense	**(9,647,916)**	(6,581,205)
Depreciation and amortisation	**(965,333)**	(693,865)
Finance costs	**(23,285)**	(8,290)
Share of results of associates accounted for using the equity method	**(641,825)**	760,708
Loss before income tax	(7,522,789)	(7,747,791)
Income tax expense	-	-
Loss for the year	(7,522,789)	(7,747,791)
Loss attributable to minority interests	-	-
Loss attributable to members of Starpharma Holdings Ltd	(7,522,789)	(7,747,791)

Loss per share for profits from continuing operations attributable to the ordinary equity holders of the company		
Basic loss per share	**(5.69) cents**	(6.97) cents
Diluted loss per share	**(5.69) cents**	(6.97) cents

STARPHARMA HOLDINGS Ltd
Preliminary consolidated balance sheet
As at 30 June 2006

	Consolidated	
	2006	2005
	$	$
Current assets		
Cash and cash equivalents	**14,283,824**	8,166,259
Trade and other receivables	**2,824,267**	187,656
Total current assets	**17,108,091**	8,353,915
Non-current assets		
Property, plant and equipment	**1,431,124**	1,232,764
Intangible assets	**4,086,538**	-
Investments accounted for using the equity method	**2,387,312**	2,913,061
Total non-current assets	**7,904,974**	4,145,825
Total assets	**25,013,065**	12,499,740
Current liabilities		
Trade and other payables	**1,897,819**	1,647,182
Provisions	**331,447**	279,589
Interest-bearing liabilities	**142,092**	60,007
Deferred Income	**661,337**	378,063
Total current liabilities	**3,032,695**	2,364,841
Non-current liabilities		
Interest-bearing liabilities	**315,412**	79,750
Provisions	**107,630**	89,184
Deferred Income	**241,342**	-
Total non-current liabilities	**664,384**	168,934
Total liabilities	**3,697,079**	2,533,775
Net assets	**21,315,986**	9,965,965
Equity		
Contributed equity	**65,375,467**	46,821,956
Reserves	**497,374**	178,076
Accumulated losses	**(44,556,855)**	(37,034,067)
Total equity	**21,315,986**	9,965,965

STARPHARMA HOLDINGS Ltd
Preliminary consolidated statement of changes in equity
For the year ended 30 June 2006

	Consolidated	
	2006	2005
	$	$
Total equity at the beginning of the year	**9,965,965**	17,592,496
Exchange differences on translation of foreign associate investment	**116,075**	(40,539)
Net income recognised directly in equity	**116,075**	(40,539)
Profit (loss) for the year	**(7,522,789)**	(7,747,791)
Total recognised income and expense for the year	**(7,406,714)**	(7,788,330)
Transactions with equity holders in their capacity as equity holders:		
Employee share options	**203,223**	161,799
Contributions of equity, net of transaction costs	**18,553,512**	-
Total equity at the end of the year	**21,315,986**	9,965,965

STARPHARMA HOLDINGS Ltd
Preliminary consolidated statement of cash flows
For the year ended 30 June 2006

	Consolidated	
	2006	2005
	$	$
Cash flow from operating activities		
Receipts from trade and other debtors	**110**	23,411
Grant Income (Inclusive of GST)	**4,360,527**	1,787,906
Payments to suppliers and employees (Inclusive of GST)	**(12,405,980)**	(8,253,163)
Interest received	**574,151**	641,547
Interest paid	**(18,756)**	(8,290)
Net cash outflows from operating activities	**(7,489,948)**	(5,808,589)
Cash flow from investing activities		
Equity investment	-	(1,500,699)
Repayment of loans advanced to associated entity	-	286,306
Receipts from property, plant and equipment	**25,904**	-
Payments for property, plant and equipment	**(463,184)**	(405,294)
Net cash outflows from investing activities	**(437,280)**	(1,619,687)
Cash flows from financing activities		
Proceeds from issue of shares	**14,990,045**	-
Share issue transaction costs	**(810,413)**	-
Payments of finance leases	**(134,839)**	(63,765)
Net cash inflows (outflows) from financing activities	**14,044,793**	(63,765)
Net increase (decrease) in cash and cash equivalents held	**6,117,565**	(7,492,041)
Cash and cash equivalents at the beginning of the period	**8,166,259**	15,658,300
Cash and cash equivalents at the end of the period	**14,283,824**	8,166,259

1. Material factors affecting the revenues and expenses of the consolidated entity for the current period

There was a decrease of 3% in the operating loss of the consolidated entity during the current period compared with the previous year. This is attributable to the following factors:

Revenue and Other Income
Revenue and other income increased by $4,944,605. This was primarily due to the inclusion of income associated with the United States Government NIH Contract of $4,372,797 and Australian Government P3 Grant of $554,003 during 2006.

Operating costs
The 2006 costs included an increase of $3,066,711 in research costs attributable to the development of VivaGel™ and in particular the NIH funded microbicide project.

Share of results of associates
The application of equity accounting methods in relation to the results of DNT Inc. (DNT) and Dimerix Bioscience Pty Ltd (Dimerix) resulted in an expense of $641,825. The credit result of $760,708 in 2005 resulted from the share of DNT and Dimerix losses being offset by a gain in dilution of the shareholding in DNT.

2. Material factors affecting the assets, liabilities and equity of the consolidated entity for the current period

Current Assets
The increase in cash is the result of proceeds from the equity raisings during the year. There has been an increase in receivables associated with timing differences in relation of grant receipts.

Non-current Assets
In October 2005 Starpharma Holdings Ltd obtained outright ownership of the patents underlying the business' core technology following a transaction with the Bimolecular Research Institute (BRI). The agreement involved cancellation of a 25% royalty payable to BRI under the original technology licence in return for 7.112 million ordinary shares. The patents have been recognised on the balance sheet as a finite life intangible asset under AIFRS.

Current Liabilities
There has been an increase in the accounts payable and deferred revenue balances as at 30 June 2006 due to the timing difference relating to the receipt of cash from NIH and the payment of the respective outflows.

Non-current Liabilities
The increase in interest bearing liabilities is associated with a finance lease on equipment, and the increase in deferred income is associated with equipment purchased under NIH funding.

Equity
The table below details the movements in contributed equity over the period. In addition, the implementation of AIFRS has resulted in the creation of the Share-based payments reserve for value of options under the ESOP scheme.

There were no other material factors affecting the assets, liabilities and equity of the consolidated entity for the current period not otherwise disclosed in this report.

3. Contributed equity

(a) Share Capital

	2006	2005	**2006**	2005
	Shares	Shares	**$**	$
Share Capital				
Ordinary shares - fully paid	**147,739,245**	111,235,000	**65,375,467**	46,821,956

(b) Movements in ordinary share capital

Date	Details	Number of Shares	Issue Price	$
1 July 2004	Opening Balance	111,235,000		46,821,956
10 October 2005	BRI Share Placement	7,112,000	$0.62	4,373,880
17 November 2005	Share Placement	9,573,250	$0.51	4,882,358
	Less: Transaction Costs			(244,118)
29 December 2005	Share Placement & SPP	19,818,995	$0.51	10,107,687
	Less: Transaction Costs			(566,296)
		147,739,245		**65,375,467**

Under the BRI share placement, Starpharma acquired outright ownership of its core technology including the patents underlying the VivaGel™ family of products and the 25% royalty that was payable to BRI under the original licence was cancelled. The value of the shares issued, measured at the published market price on the date of the agreement, was recorded to the balance sheet as an intangible asset.

4. Material factors affecting the cash flows of the consolidated entity for the current period

Grant Revenue
Proceeds from the receipt of grant arrangements totalling $4,360,527 were received during the year ending 30 June 2006.

Payments to Suppliers
There was an increase in supplier payments associated with increased levels of research costs primarily attributable to the NIH grants for which the company is receiving funding as disclosed above.

Proceeds from issue of shares
See the above Contributed equity table.

5. Reconciliation of cash

	Consolidated	
	2006	2005
	$	$
Cash at bank and on hand	**1,500,259**	2,042,795
Deposits at call	**12,783,565**	6,123,464
	14,283,824	8,166,259

The deposits at call are bearing floating interest rates ranging from 5.00% to 5.86% (2005: 5.58%).

6. Cash flow information

Reconciliation of net cash flows from operating activities to operating loss after income tax

	Consolidated 2006 $	2005 $
Operating loss after tax:	**(7,522,789)**	(7,747,791)
Depreciation and amortisation	**965,333**	693,865
Non-cash employee benefits - share-based payments	**203,223**	161,799
Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities:		
Decrease (increase) in receivables and other assets	**(2,602,581)**	141,980
Decrease in trade creditors	**250,637**	1,204,445
Decrease in employee provisions	**70,304**	119,758
Decrease in deferred income	**524,616**	378,063
Share in results of associates	**641,825**	(760,708)
Gain on sale of property, plant and equipment	**(20,516)**	-
Net cash outflows from operating activities	**(7,489,948)**	(5,808,589)

7. Income tax

The consolidated entity has recorded a nil income tax expense for the period and has substantial future income tax benefits not brought to account at balance date because the directors do not believe it appropriate to regard the realisation of the future income tax benefit benefits as probable.

8. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the preliminary final report are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

(a) Basis of preparation

This financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs
Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Starpharma Holdings Ltd comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs.

Application of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (AIFRS)
These financial statements are the first Starpharma Holdings Ltd financial statements to be prepared in accordance with AIFRS. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Starpharma Holdings Ltd until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Starpharma Holdings Ltd 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial*

Instruments: Disclosure and Presentation and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 12.

Historical cost convention
These financial statements have been prepared under the historical cost convention.

(b) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Starpharma Holdings Ltd ("company" or "parent company") as at 30 June 2006 and the results of all subsidiaries for the year ended. Starpharma Holdings Ltd and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 8(i)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different to those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Starpharma Holdings Ltd's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii) Group companies
Assets and liabilities of associated entities are translated into Australian currency at rates of exchange current at balance date, while their incomes and expenses are translated at the average of rates during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Interest revenue is recognised on a time proportion basis using the effective interest rate method.

All revenue is stated net of the amount of Goods and Services Tax (GST).

(f) Government Grants

Government grants include contract income awarded by government bodies for research and development projects.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Starpharma Holdings Ltd and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation.

(h) Leases

Leases of plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease term.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

(i) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue or equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 8(q)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(l) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(m) Investments and other financial assets

From 1 July 2004 to June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after balance sheet date, which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(n) Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(o) Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight line method to allocate their cost or revalued amounts, net of the residual values, over their estimated useful lives. The expected useful lives are 2 to 10 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 8 (j)).

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(p) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity between 5 to 6 years, whichever is shorter.

(q) Intangible Assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each company.

(ii) Patents and licences

Costs associated with patents are charged to the income statement in the periods in which they are incurred. Licences and acquired patents with a finite useful life are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of licences and patents over the period of the expected benefit, which varies from 8 to 12 years.

(iii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. To date no development costs have been capitalised.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the reporting date which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance date.

(t) Provisions

Provisions for legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligations at the balance sheet date. The discount rate used to determine the present value reflects current market assessment at the time value of money and the risks specific to the liability. The increase of the provision due to the passage of time is recognised as interest expense.

(u) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation

Group companies make the statutory superannuation guarantee contribution in respect of each employee to their nominated complying superannuation fund. In certain circumstances pursuant to an employee's employment contract the group companies may also be required to make additional superannuation contributions and/or agree to make salary sacrifice superannuation contributions in addition to the statutory guarantee contribution. The Group's legal or constructive obligation is limited to the above contributions.

Contributions to the employees' superannuation plans are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

(iv) *Employee benefits on-costs*

Employee benefit on-costs, including payroll tax, are recognised and included in other liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Share-based payments

Share-based compensation benefits are offered to the directors and employees via the Starpharma Holdings Ltd Employee Share Option Plan ("SPLAM").

Share options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under SPLAM is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised in each period takes into account the most recent estimate.

(vi) Bonus payments
The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration performance criteria that has been set. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(v) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(w) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the period but not distributed at balance date.

(x) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(y) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(z) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is only relevant to the below:

(i) UIG 4 Determining whether an Asset Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

9. Segment note

A change in accounting policy has been adopted for segment reporting to be consistent with the Group's stated goal of discovery, development and commercialisation of dendrimers for pharmaceuticals and other life science applications.

It is the view of the Directors that the risks and returns associated with each of the previous segments is substantially similar to one another. The previous segments do not reflect the Group's current strategies, including combining disease indications within the one development program.

Hence, the nature of the change is the combining all of the previous segments of virology, angiogenesis, other pharmaceuticals, dendritic nanotechnologies and unallocated into the one segment.

The disclosure impact is that no additional information is provided by segment reporting. The change in policy has no financial impact on the Group.

The consolidated entity operates in Australia with the exception of the associated entity DNT Inc, which operates in the USA. The investment is accounted for by the equity method. The carrying value of the investment in DNT, the aggregate of losses and contribution to net profit/(loss) are outlined on page 23 of this preliminary financial report.

10. Earnings per share

		Consolidated
	2006	2005
	Cents	**Cents**
Basic loss per share	**(5.69) cents**	(6.97) cents
Diluted loss per share	**(5.69) cents**	(6.97) cents
Net loss attributable to members of Starpharma Holdings Ltd used as the numerator in calculating diluted and basic earnings per share	**(7,522,789)**	(7,747,791)
Weighted average number of ordinary shares outstanding during the year used as the denominator in calculating diluted and basic earnings per share	**132,297,514**	111,235,000

11. Contingent liabilities

The group has no contingent liabilities.

12. Explanation of transition to Australian equivalents to IFRS

Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

			Consolidated	
	Notes	**Previous AGAAP**	**Effect of transition to AIFRS**	**AIFRS**
Current assets				
Cash and cash equivalents		15,658,300	-	15,658,300
Trade and other receivables		584,183	-	584,183
Total current assets		16,242,483	-	16,242,483
Non-current assets				
Property, plant and equipment		1,556,265	-	1,556,265
Intangible assets		-	-	-
Investments accounted for using the equity method		692,194	-	692,194
Total non-current assets		2,248,459	-	2,248,459
Total assets		**18,490,942**	-	**18,490,942**
Current liabilities				
Trade and other payables		445,908	-	445,908
Provisions		249,015	-	249,015
Interest-bearing liabilities		60,007	-	60,007
Deferred Income		-	-	-
Total current liabilities		754,930	-	754,930
Non-current liabilities				
Interest-bearing liabilities		143,516	-	143,516
Provisions		-	-	-
Deferred Income		-	-	-
Total non-current liabilities		143,516	-	143,516
Total liabilities		**898,446**	-	**898,446**
Net assets		**17,592,496**	-	**17,592,496**
Equity				
Contributed equity		46,821,956	-	46,821,956
Share based payment reserve	12.4(b)	-	56,816	56,816
Foreign currency translation reserve	12.4(a)	12,709	(12,709)	-
Accumulated losses	12.4(d)	(29,242,169)	(44,107)	(29,286,276)
Total equity		**17,592,496**	-	**17,592,496**

12. Explanation of transition to Australian equivalents to IFRSs (continued)

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Consolidated Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Current assets				
Cash and cash equivalents		8,166,259	-	8,166,259
Trade and other receivables		187,656	-	187,656
Total current assets		8,353,915	-	8,353,915
Non-current assets				
Property, plant and equipment		1,232,764	-	1,232,764
Intangible assets		-	-	-
Investments accounted for using the equity method		2,913,061	-	2,913,061
Total non-current assets		4,145,825	-	4,145,825
Total assets		**12,499,740**	-	**12,499,740**
Current liabilities				
Trade and other payables		1,647,182	-	1,647,182
Provisions		279,589	-	279,589
Interest-bearing liabilities		60,007	-	60,007
Deferred Income		378,063	-	378,063
Total current liabilities		2,364,841	-	2,364,841
Non-current liabilities				
Interest-bearing liabilities		79,750	-	79,750
Provisions		89,184	-	89,184
Deferred Income		-	-	-
Total non-current liabilities		168,934	-	168,934
Total liabilities		**2,533,775**	-	**2,533,775**
Net assets		**9,965,965**	-	**9,965,965**
Equity				
Contributed equity		46,821,956	-	46,821,956
Share based payment reserve	12.4(b)	-	218,615	218,615
Foreign currency translation reserve	12.4(a)	(27,830)	(12,709)	(40,539)
Accumulated losses	12.4(d)	(36,828,161)	(205,906)	(37,034,067)
Total equity		**9,965,965**	-	**9,965,965**

12. Explanation of transition to Australian equivalents to IFRSs (continued)

2 Reconciliation of loss for year ended 30 June 2005

	Notes	Consolidated Previous AGAAP	 Effect of transition to AIFRS	 AIFRS
		$	$	$
Revenue from continuing operations	12.4(c)	2,049,298	(1,409,844)	639,454
Other income	12.4(c)	-	1,409,844	1,409,844
Administration expense	12.4(b)	(3,112,638)	(161,799)	(3,274,437)
Research and development expense		(6,581,205)	-	(6,581,205)
Depreciation and amortisation		(693,865)	-	(693,865)
Finance costs		(8,290)	-	(8,290)
Share of results of associates accounted for using the equity method		760,708	-	760,708
Loss before income tax		**(7,585,992)**	**(161,799)**	**(7,747,791)**
Income tax expense		-	-	-
Loss for the year		**(7,585,992)**	**(161,799)**	**(7,747,791)**
Loss attributable to minority interests		-	-	-
Loss attributable to members of Starpharma Holdings Ltd		(7,585,992)	(161,799)	(7,747,791)

12. Explanation of transition to Australian equivalents to IFRSs (continued)

3 Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

4 Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to international Financial Reporting Standards*. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRSs. The effect is:

(i) At 1 July 2004
For the Group the balance of the $12,709 credit in the foreign currency translation reserve is reduced to zero. Retained earnings is decreased by this amount.

(ii) At 30 June 2005
For the Group the balance of the foreign currency translation reserve is reduced by $12,709. Retained earnings is decreased by this amount.

(iii) For the year ended 30 June 2005
There is no effect on the Group.

(b) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the Starpharma Holdings Ltd Employee Option Plan after 7 November 2002 but that had not vested by 1 January 2005. No such expense was required to be recognised under previous AGAAP. The effect of this is:

(i) At 1 July 2004
For the Group there has been a decrease in retained earnings of $56,816 and a corresponding increase in reserves.

(ii) At 30 June 2005
For the Group there has been a decrease in retained earnings of $218,615 and a corresponding increase in reserves.

(iii) For the year ended 30 June 2005
For the Group there has been an increase in administration expense of $161,799.

(c) Reclassification of grant income

Under AIFRS from 1 July 2004 the Group is required to recognise government grant income as other income, rather than revenue from continuing operations. The effect of this is:

(i) At 1 July 2004
No impact, since the reclassification in the income statement does not affect retained losses.

(ii) At 30 June 2005
No impact, since the reclassification in the income statement does not affect retained losses.

(iii) For the year ended 30 June 2005
For the Group there has been a increase in other income of $1,409,844 and a corresponding decrease in revenue from continuing operations.

12. Explanation of transition to Australian equivalents to IFRSs (continued)

(d) Retained Earnings

The effect on retained earnings of the changes are set out above are as follows:

		Consolidated	
	Notes	1 July 2004	30 June 2005
		$	$
Foreign currency translation reserve	12.4(a)	12,709	12,709
Share-based payments reserve	12.4(b)	(56,816)	(218,615)
Total adjustment		**(44,107)**	**(205,906)**
Attributable to members of Starpharma Holdings Ltd		**(44,107)**	**(205,906)**

5 Financial instruments

The Group has no financial instruments that require restatement of comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.*

13. Events occurring after balance date

Dr Jacinth Fairley was appointed Chief Executive Officer and director on 1 July 2006. Dr J W Raff reverted to a non-executive director capacity and was appointed Deputy Chairman.

500,000 Employee Share Options were offered to Dr J K Fairley subject to shareholder approval at the next Annual General Meeting of the Company.

The options will be granted in accordance with the terms of the company's Employee Share Option Plan and will include the following terms and conditions:

- Issue price: nil.
- Exercise Price: 45.08 cents per share.
  Determined on the basis of market value plus 15%. Market value is based on a 15 day volume weighted average price of the Company's shares prior to 1 July 2006, the date of appointment of the Executive to the position of CEO.
- Exercise period: From 1st July 2007 to 30 June 2009.

There are no other significant events occurring after balance date.

Additional dividend/distribution information

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid during the previous corresponding period.

Accumulated Losses

	Consolidated 2006 $	2005 $
Accumulated losses balance 1 July	**(37,034,067)**	(29,286,276)
Net loss for the year	**(7,522,789)**	(7,747,791)
Accumulated losses balance 30 June	**(44,556,856)**	(37,034,067)

NTA Backing

	2006	2005
Net tangible asset backing per ordinary share	**$0.12**	$0.09

Associates and Joint Venture entities

Name	Ownership interest		Aggregate share of profits/(losses), where material		Contribution to net profit/(loss), where material	
	2006 %	**2005 %**	**2006 $**	**2005 $**	**2006 $**	**2005 $**
Dendritic Nanotechnologies Inc.	32.91%	32.90%	**(613,038)**	(319,841)	**(609,888)**	915,702
Dimerix Bioscience Pty Ltd	22.00%	30.00%	**(84,352)**	(14,994)	**(31,937)**	(154,994)
			(697,390)	(334,835)	**(641,825)**	760,708

	Consolidated 2006 $	2005 $
Movements in the carrying amounts of investments in associates		
Carrying amount at the beginning of the financial year	**2,913,061**	692,194
Acquisition of investment in associates	-	1,500,699
Gain (loss) on issue of equity by associate	**55,566**	1,235,542
Share of losses from ordinary activities after tax	**(697,390)**	(334,835)
Foreign currency reserve	**116,075**	(40,539)
Write-down of investment in associate	-	(140,000)
Carrying amount at the end of the financial year	**2,387,312**	2,913,061

Other significant information

Potential ordinary shares not considered dilutive:

As at 30th June 2006 the company had on issue:

220,000 options over unissued capital exercisable on or before the 11th April 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 31st December 2008 at the price of 73.00 cents per ordinary share.

720,000 options over unissued capital exercisable on or before the 8th February 2009 at the price of 93.75 cents per ordinary share.

167,000 options over unissued capital exercisable on or before the 31st December 2009 at the price of 93.75 cents per ordinary share.

100,000 options over unissued capital exercisable on or before the 12th May 2010 at the price of 93.75 cents per ordinary share.

300,000 options over unissued capital exercisable on or before the 4th July 2010 at the price of 93.75 cents per ordinary share.

100,000 options over unissued capital exercisable on or before the 18 July May 2010 at the price of 93.75 cents per ordinary share.

Other Supplementary Information

Appendix 4E items 6, 7, 10, 13, 16 and 17 are not applicable.

Audit

This report is based on accounts which are in the process of being audited.

Compliance Statement

This preliminary final report was approved by a resolution of the Board of Directors of the Company on 7th September 2006.

Ben Rogers
Company Secretary
7th September 2006

File No. 82-34832

starpharma

Update Report to Shareholders: September 2006

> Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced its full year financial result for the year ended 30 June 2006.

> The following shareholder update supports the lodgement of the Company's Appendix 4E for the year ending June 30 2006. The Update provides an overview of the major highlights of the year.

Significant increase in grant income

Starpharma's revenue from *other income* increased significantly over the period with the company receiving nearly A$6.5 million. Government grants remain a valuable source of funding for Starpharma as the money is non dilutive to shareholder equity and has no negative impact on the commercial returns that the Company will receive from VivaGel™. Grant income increased by more than A$5 million for the period, up from A$1,409,844 to A$6,422,066.

The two main sources of grant income came from funding provided by the United States Government National Institutes of Health (NIH) and the Australian Government's Pharmaceuticals Partnerships Program (P3).

The NIH has committed in excess of A$26 million for the development of VivaGel™ for the prevention of HIV and has also committed an undisclosed sum for the clinical development of VivaGel™ for Genital Herpes.

Other income during the year included A$554,003 from the Commonwealth Government's P3 program. P3 is a competitive entry program focused on developing medicines for global markets and encouraging international firms to foster partnerships with local companies.

During the year the company also successfully raised A$15 million through an institutional placement and Share Purchase Plan, and this is reflected in the cash balance below.

Financial Snapshot

Revenue from ordinary activities	**↓ Down 11% to A$571,837**
Revenue from other income	**↑ Up 350% to A$6,422,066**
Loss from ordinary activities	**↓ Down 3% to (A$7,522,789)**

Microbicides gaining momentum

"If I had a magic bullet to accelerate something it would be a microbicide."

Bill Gates (The Bill & Melinda Gates Foundation) July 2006

Starpharma's lead product VivaGel™ is being developed for the prevention of HIV and Genital Herpes. The company's goal is to show that VivaGel is a safe and effective vaginal microbicide that women could use to protect themselves from these sexually transmitted infections. Much work has already been done: it is known that in test tubes and in animals the gel is highly effective at inactivating these viruses. VivaGel™ has also been tested for safety in animals and in an initial human trial with further human studies underway.

Over the last year, influential figures ranging from Bill Clinton to Bill Gates have fuelled the growing interest in the role of microbicides to prevent the spread of sexually transmitted disease. Between 15% and 20% of sexually active adults in the western world are infected with genital herpes, and it is now one of the most prevalent sexually transmitted infections in the modern world. HIV continues to be a major health burden globally, with more than 40 million people infected with the disease. The United Nations has estimated that as many as 90 million people in Africa alone may be infected with HIV over the next 20 years if the spread cannot be stopped. AIDS is difficult and expensive to treat.

Starpharma has one of the more advanced microbicide products under development globally and was granted Fast Track Status by the FDA in January of this year.

starpharma

Starpharma is pioneering new and largely unchartered waters in developing VivaGel™ for the prevention of sexually transmitted infections (STIs), the spread of which is continuing apace. Whilst the outcomes of all such ventures have some degree of uncertainty, Starpharma is leading the world in the development of a genital herpes preventative microbicide.

Genital Herpes: Affecting up to one in four American women

Approximately 45 million Americans, and on the most recent figures 16% of Australian women, are infected with genital herpes (HSV-2). Genital Herpes is a recurrent, lifelong viral infection. It is very prevalent in developed countries such as the US and Europe and in the US is expected to rise to almost 40% unless effective preventative measures can be introduced.

Clinical trial update

Starpharma recently announced the commencement of a new clinical trial, a male tolerance study of VivaGel™. The trial is based at the Melbourne Sexual Health Centre and is assessing the safety and pharmacokinetics of VivaGel™ in 36 healthy male volunteers when applied topically once a day for seven days.

The results of the trial will benefit both the genital herpes and HIV applications of VivaGel™ and would also apply to a "male protection" application, should Starpharma decide to pursue it. Recruitment has begun with the results expected within 2-3 months of the last volunteer joining the study.

Further clinical trials are in the advanced stages of planning. A new clinical trial of VivaGel™ in Kisumu, Kenya, and San Francisco, US is scheduled to commence shortly.

"The sites for the proposed trial were deliberately chosen both for their geographic, social and economic diversity and because they represent the various target markets for VivaGel™," said Dr Tom McCarthy, VP of Drug Development at Starpharma.

This trial is funded by the NIH, and is the first such trial specifically intended to support a prevention of genital herpes application for a vaginal microbicide such as VivaGel™.

The trial is being conducted under an Investigational New Drug application (IND), which was cleared by the US Food and Drug Administration (FDA) in July 2006, for VivaGel™ for prevention of genital herpes.

VivaGel™ has strong contraceptive effect in rabbits

In June, Starpharma announced the results of a study showing that SPL7013, the active ingredient in its lead product VivaGel™, exhibited a potent contraceptive effect in a rabbit model.

In the independent study undertaken at Johns Hopkins University (Baltimore, USA) two different formulations containing 3% SPL7013 (the dose level used in VivaGel™) resulted in a 75% and 95% reduction, respectively, in the number of embryos in rabbits compared to an inactive control gel. The extent of these contraceptive effects is comparable to results published for contraceptive products on the market that contain the detergent nonoxynol-9 (N9).

Studies in a number of countries, including the US, show that contraceptive activity is a very highly valued microbicide characteristic amongst women. We anticipate that if this contraceptive activity were confirmed in humans, it would increase the uptake of VivaGel™ considerably. In addition, it would allow the development of VivaGel™ for the additional claim of contraception.

Growing US investor support: 9.5% of issued capital

Starpharma's American Depository Receipts (ADR) Program has been strongly supported since its inception in January 2005. The number of ADRs outstanding has been growing at an average rate of 9% per month, increasing to more than 15% per month in early 2006 (see Figure 1 at right). Managed by the Bank of New York, today the Starpharma ADR program currently represents 9.5% of the company's issued capital and is traded by major brokers including Merrill Lynch, Credit Lyonnais, Natexis Bleichroeder and Pershing LLC.

The Company believes that three key elements have contributed to the increasing US following and investor interest:

- The NIH awarded Starpharma a contract in October 2005 for US$20.3m to develop VivaGel™ against HIV,
- the FDA granted Fast Track status to expedite this development and
- there is increased awareness of both nanotechnology and sexually transmitted infections in the US.

Figure 1. Growth of ADRs (each ADR = 10 SPL shares)


1400000
1200000
1000000
800000
600000
400000
200000
0
ADRs
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06

New CEO appointed

After 10 years at the helm of Starpharma, and one of the longest "tours of duty" for a serving CEO in biotechnology, Dr John Raff has announced his retirement and the appointment of his successor, Dr Jackie Fairley.

Dr Fairley was appointed COO in July 2005 as part of the company's CEO succession strategy. Since then she has worked with Dr Raff to prepare for the transition and to progress the corporate and clinical programs of Starpharma.

Dr Fairley's experience is particularly strong in pharmaceutical product development and corporate transactions, having worked in the pharmaceutical and biotechnology industries for over 16 years. She has held a variety of international business development and senior management roles with various companies including CSL and Faulding (now Mayne Pharma), and has successfully managed a number of pharma collaborations and developed a strong track record with institutional investors.



New CEO Dr Jackie Fairley

In profile: Dendritic Nanotechnologies, Inc. (DNT)

dnt
DENDRITIC NANOTECHNOLOGIES INC.

- SPL has a 33% holding in the private US company DNT
- The DOW Chemical Company holds 30% equity in DNT
- DNT has revenue streams and deals with leading companies including Pfizer Inc; Sigma Aldrich; Dade Behring; General Dynamics Corp. and Lumera, and the US Department of Defense

Nanotechnology is the controlled manipulation of atoms into nanoscale structures that can be used in computing, medicine and manufacturing. Dendrimers are nanoscale molecular building blocks with precisely defined properties.

In mid 2002, Starpharma had the foresight to partner with Dr Donald Tomalia, a pioneer and world leader in the field of dendrimer-based nanotechnology, to form Dendritic Nanotechnologies, Inc (DNT).

Today, DNT has ownership of 33 patent families and more than 182 patents that cover a wide range of dendrimer applications including:

- Nanomaterials
- Drug delivery
- Diagnostics
- Gene transfection and gene therapy
- Water soluble materials
- Chemical catalysts
- Optical and electro active applications

Aside from the valuable equity position in DNT, Starpharma has commercialisation rights to DNT's existing and future dendrimer technologies applicable to nanodrugs.

A major coup for DNT was the acquisition in 2005 of the intellectual property of the Dow Chemical Company's dendrimer portfolio. This represents the broadest patent portfolio in the field of dendrimers, and establishes Starpharma and DNT as leading providers of market-validated nanotechnology with near term, tangible applications.

For further information **http://www.dnanotech.com**.

starpharma

Starpharma Holdings Limited
Further information

www.starpharma.com

Media Relations:	Company:
Rebecca Wilson	Dr Jackie Fairley, CEO
E: rwilson@bcg.com.au	E: jackie.fairley@starpharma.com
T: +61 2 9237 2800	T: +61 3 8532 2704

FILE NO. 82-34832

starpharma

07 September 2006

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 24 August 2006. The first release after this date was on 07 September 2006 .

Yours faithfully,

B P Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria, 3004, Australia